Exhibit 99.1

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XP Inc.

2Q20 Earnings Release

August 11th, 2020

XP Inc. Reports 2Q20 Financial Results

São Paulo, Brazil, August 11, 2020 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading, technology-driven financial services platform and a trusted pioneer in providing low-fee financial products and services in Brazil, today reported its financial results for the second quarter of 2020.

To our shareholders:

We reached the end of a very challenging semester, but with a feeling of “mission accomplished”. Amid the global crisis and many uncertainties, we took the time to consolidate our culture, strengthen our purpose and demonstrate to the entire team that when we stand firm and work hard with our feet on the ground, we can achieve extraordinary results.

Our financial and operational performance results reinforce our belief that we are moving in the right direction, consolidating our path without shortcuts and with humility to change course when necessary. More than ever, we believe in the strength and potential of our business model and our people. As we often say, we are sure that we are only at the beginning of a long journey.

During the second quarter of 2020, we made a series of important announcements regarding various initiatives, with the common goal of strengthening our ecosystem and generating sustainable long-term value.

The permanent adoption of our remote work model and the idealization of Villa XP were influenced by the perception that the world is changing, and that the rapid adaptation of a new corporate lifestyle will drive competitive advantages. Many paradigms have been broken and we continue to increasingly challenge the status quo in the face of a crisis.

In this sense, the pandemic and its consequences, especially the isolation, brought an opportunity to rethink concepts of relationships, work, productivity and quality of life. To take this step, we carefully listened to our nearly 3,000 employees and thoroughly analyzed the merits and risks of the model. Although we are still in the initial stage of this project, we are very excited and confident that this could be a transformational moment for the Company.

In terms of sustainability, we recently created an ESG Board with the objective of organizing the company's existing initiatives and developing an ambitious and comprehensive plan to meet the high level of international requirements and best practices. Leaving a better world for future generations is one way of inspiring our teams, bringing us closer to our customers and, above all, demonstrating to society that we must lead this movement and stop blaming others for things that bother us. We believe that a great company, in addition to delivering solid results, should mobilize its structure to positively impact its surroundings, generating value for society and, consequently, achieving greater satisfaction for its customers and employees. Organizations that do not understand this role are at risk of losing their relevance and competitiveness in the coming years. Recently announced actions include the creation of ESG funds, as well as establishing a goal of women representing 50% of our workforce by 2025, with other initiatives in the pipeline.

Another recent milestone was the successful realization of the first Expert held 100% digitally and free of charge. In just a few weeks we were forced to rethink the entire event. Initially, 50,000 people were expected to attend, but the shifting landscape ended up presenting us with a greater opportunity to reach a much broader audience. The 10th edition of the largest investment event in the world reached more than 5 million people, reinforcing the irreversible acceleration of digitalization and the demand for quality content and financial education. The event was available on multiple platforms and social networks, with more than 200 speakers, among them: Tony Blair, Magic Johnson, Malala, Howard Marks, Ray Dalio, and Paulo Guedes, among others, discussing various subjects. The event improved the visibility of our brand and drove an increase in the volume of account openings. The mindset of empowering and inspiring Brazilians with knowledge is one of our competitive advantages since our inception that represents a powerful tool in prospecting and retaining customers.

Regarding new businesses and M&A activity, we recently announced four high potential transactions for our ecosystem: Fliper, DM10, Antecipa and DuAgro. The association with entrepreneurs aligned with our culture and with disruptive ideas and businesses represents a great opportunity to accelerate strategic projects and enhance our growth. Within the wholesale channel, we recently hired José Berenguer (Former CEO of JP Morgan Brasil) as partner and member of our executive committee. Mr. Berenguer is taking over our Issuer Services and corporate and private banking businesses. We are increasingly convinced that the same disruption we started in the retail universe can also be carried out in the corporate and high-net worth individuals’ markets, with the launch of our bank and other transactional services, that until now were only offered by traditional banks.

Additionally, a few weeks ago we announced the start of the test period for our XP Visa Infinite credit card. The card, which will feature Investback, and revert purchase fractions directly to our product platform, is one of the main pillars of our digital bank, which will launch key transactional features by the end of 2020. The strengthening of our value proposition with banking products and services brings us even closer to our customers and allows them the ability to concentrate all their investments within the XP's platform and brands. We have no doubt that one of our greatest short-term opportunities is to significantly increase the share of wallet of our investors, which will drive incremental growth and further diversify revenues.

In line with our commitment to constantly develop the Brazilian capital markets, we continue to innovate and further expand the possibilities for our customers, always striving for transparency and service. From now on, XP will offer, in addition to the traditional transactions-based commissions model (with full transparency of the amounts paid by customers), a fixed fee option based on services provided, whereby product commissions are reverted to the client’s portfolio. This alternative option ensures a differentiated customer experience, allowing, above all, flexible pricing structures based on investor preferences.

It is also worth highlighting all the investments we are making to retain and strengthen both our direct channel and our Independent Financial Advisor network. We will spare no financial, operational and intellectual efforts to increasingly improve and demonstrate that we are the best and most reliable ecosystem in the Brazilian financial market.

Fortunately, all these initiatives are happening during a historic period for Brazil, with low interest rates enhancing the search for financial education and better investment alternatives. Since the beginning of the Real plan (1994), average annual interest rates in Brazil have been over 13%, leading Brazilians to remain conservative, focused on the short term and, above all, driving rising concentration of assets with the largest banks in our country. With the current Selic rate at 2.00%, the incentive to take risks, diversify portfolios and adopt a longer-term vision become essential to generating meaningful financial returns. The record number of individuals investing in stocks in Brazil confirms this trend and, when we compare Brazil’s equity penetration with other countries, the size of the potential becomes increasingly clear.

I would also like to mention the encouraging behavioral shift of Brazilians driven by the current macroeconomic environment. In recent years, most of Brazil’s economic growth has been driven by the government. Now, more than ever, individuals have been empowered with low interest rates, driving accelerating growth in the number of entrepreneurs and enabling a structural inversion of this equation. We remain optimistic about our country and confident in its ongoing transformation.

Finally, I would like to reinforce that my partners and I remain totally committed to transforming the financial market to improve peoples' lives.

Thank you for your support.

Guilherme Benchimol, CEO

2Q20 KPIs

2Q20	2Q19	YoY	1Q20	QoQ

Operating and Financial Metrics (unaudited)
Retail – AUC (in R$ bn)	436	274	59%	366	19%
Retail – active clients (in '000s)	2,360	1,304	81%	2,039	16%
Retail – gross total revenues (in R$ mn)	1,475	871	69%	1,254	18%
Institutional – gross total revenues (in R$ mn)	333	177	88%	331	1%
Issuer Services – gross total revenues (in R$ mn)	65	87	-25%	132	-51%
Digital Content – gross total revenues (in R$ mn)	46	32	42%	27	70%
Other – gross total revenues (in R$ mn)	123	69	79%	113	9%
Company Financial Metrics
Gross revenue (in R$ mn)	2,041	1,236	65%	1,856	10%
Net Revenue (in R$ mn)	1,921	1,147	68%	1,735	11%
Gross Profit (in R$ mn)	1,342	780	72%	1,156	16%
Gross Margin	69.8%	68.1%	178 bps	66.6%	321 bps
Adjusted Net Income¹ (in R$ mn)	565	228	148%	415	36%
Adjusted Net Margin	29.4%	19.9%	951 bps	23.9%	550 bps

¹ See appendix for a reconciliation of Adjusted Net Income.

Total AUC R$436 bn +59% YoY	Active Clients 2,360 k +8% YoY
IFAs 7,000+	NPS 71
Gross Revenue R$2,041 mn +65% YoY	Adjusted Net Income R$565 mn +148% YoY

Operational Performance

Assets Under Custody (in R$ bn)

Total AUC reached R$436 billion at June 30, 2020, up 59% year-over-year and 19% quarter-over-quarter. The R$70 billion sequential increase is shown on the bridge chart below and was driven by: (1) R$41 billion of market appreciation and (2) R$29 billion of net inflows in the quarter.

Assets Under Custody 1Q20-2Q20 Bridge (in R$ bn)

Monthly average net inflow was about R$10 billion in 2Q20. As anticipated, the COVID-19 pandemic and consequent lockdown weighed on net new money dynamics in the beginning of 2Q20 due to commercial and operational bottlenecks. Hence, our monthly average net inflow was R$7.6 billion in April-May, down 36% vs the 1Q20 average, but recovered to R$14 billion in June, reflecting improved business conditions in Brazil.

Active Clients (in 000’s)

Active clients totaled 2.4 million at the end of 2Q20, up 81% from 1.3 million at the end of 2Q19. Similar to the previous quarter, our Clear brand led the way in 2Q20 fueled by the ongoing equitization trend in Brazil, with more individual investors investing in equities and derivatives.

Monthly average active client net additions remained stable at approximately 107,000 in 2Q20 (versus 112,000 in 1Q20). This modest sequential decline was mainly driven by a mild deceleration in the IFA channel, which was an expected consequence of the lockdown and the restrictions on commercial activities such as events and meetings. Trends, however, improved in May and particularly June and we are confident looking ahead to the second half of the year.

Net Promoter Score (NPS)

NPS, a widely known survey methodology used to measure customer satisfaction, reached 71 in 2Q20. Maintaining a high NPS score is a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2Q20 Revenue Breakdown

RETAIL

72%

Of Total Gross Revenues

INSTITUTIONAL

16%

Of Total Gross Revenues

ISSUER SERVICES

3%

Of Total Gross Revenues

DIGITAL CONTENT

2%

Of Total Gross Revenues

Note: Other Revenue represented 6% of Total Gross Revenues in 2Q20.

Total Gross Revenue (in R$ mn)

Total Gross Revenue increased 65% from R$1.2 billion in 2Q19 to R$2.0 billion in 2Q20, mainly driven by strong growth across the Retail and Institutional businesses.

Retail

Retail Revenue (in R$ mn)

Retail revenue grew 69% from R$871 million in 2Q19 to R$1.5 billion in 2Q20. The main growth drivers included, in order of contribution: (1) equity and futures, reflecting consistently high trading volumes and growing participation of retail investors at B3; (2) fixed income, which benefited from the steepening of the yield curve; and (3) Financial Products, represented by COEs (structured notes) and equity-linked derivatives, saw increased demand in a volatile quarter. New products, such as COEs issued by Banco XP, Resgate and Limite Express collateralized loans and Derivatives for Corporate clients are also increasing their contribution to Retail revenue.

LTM Take Rate (LTM Retail Revenue / Average AUC)

The last twelve months Take Rate (or Revenue Yield) was stable in 2Q20 vs 1Q20 as equity, futures and fixed income revenue growth offset lower distribution fees from primary offerings and the average AUC sequential expansion.

Institutional

Institutional Revenue (in R$ mn)

Institutional gross revenue totaled R$333 million in 2Q20, up 88% from R$177 million in 2Q19. Higher equity trading volume was the main driver, following similar dynamics in 1Q20. Broader market equity trading volumes, as reported by B3, expanded 90% year-over-year in 2Q20.

Issuer Services

Issuer Services Revenue (in R$ mn)

Issuer Services revenue decreased 25% year-over-year from R$87 million in 2Q19 to R$65 million in 2Q20. The decline was expected as the window for capital market deals closed during April and May due to the effects of the COVID-19 pandemic. For 2H20, following the recovery in May and June, XP maintains a robust pipeline of equity, debt and REITs transactions boding well for higher investment banking and distribution revenues. With José Berenguer joining XP to lead our Issuer Services business, we believe we will be able to further explore cross-selling opportunities in our ecosystem, expand our Investment Banking franchise and continue to disrupt this market in Brazil, as we did with Retail investments.

Digital Content and Other

Digital Content Revenue

Gross revenue totaled R$46 million in 2Q20, up 42% from R$32 million in 2Q19 mainly driven by the increase in students accessing our online courses and MBA programs.

In 2Q20 we reached the following milestones: (1) InfoMoney, our leading financial web portal, attracted 14 million unique visitors, up 20% compared to 1Q20 and (2) our Retail Research Platform generated 1.3 million unique visitors, up 10% versus 1Q20.

Additionally, XP held its main event in July. Held 100% digitally and free of charge for the first time, Expert, which was already considered the largest investment event in the world, impacted more than five million people, up exponentially from prior years. The event had more than 200 speakers and a total of more than 200 hours of content on investments, innovation, technology, economics, politics, sustainability, and culture, among others.

Other Revenue

Other revenue grew 79% in 2Q20 vs 2Q19, from R$69 million to R$123 million, primarily driven by an increase in adjusted gross financial assets from R$3.0 billion at the end of 2Q19 to R$9.3 billion at June 30, 2020.

COGS

COGS (in R$ mn) and Gross Margin

COGS rose 58% from R$366 million in 2Q19 to R$579 million in 2Q20 driven by the increase in Retail revenue. Gross margin expanded to 69.8% in 2Q20 vs 68.1% in 2Q19, due to product mix and the ongoing equitization process that is accelerating the growth of our direct channel, mainly Clear.

SG&A Expenses

SG&A Expense (in R$ mn) and as a % of Net Revenue

SG&A expenses totaled R$678 million in 2Q20, up 61%, or slightly below the growth rate for total gross revenues, from R$422 million in 2Q19. As a percentage of net revenue, SG&A expenses represented 35.3% in 2Q20 vs 36.8% in 2Q19, with efficiency gains arising from our model’s operating leverage.

Adjusted Net Income

Adjusted Net Income¹ (in R$ mn) and Margin

In 2Q20, Adjusted Net Income grew 148% vs 2Q19 and reached R$565 million. The adjusted net margin expanded from 19.9% in 2Q19 to 29.4%, reflecting: (1) strong growth in Retail Revenue, which was mainly driven by equity, derivatives and fixed income and (2) a lower consolidated tax rate due to XP Inc.’s post-IPO corporate structure.

¹ See appendix for a reconciliation of Adjusted Net Income.

Cash Flow

Cash Flow Data	2Q20	2Q19	1Q20
(R$ mn)

Income before income tax	610	312	517
Adjustments to reconcile income before income tax	127	52	80
Income tax paid	130	(107)	(197)
Contingencies paid	(0)	(1)	(0)
Interest paid	(17)	(12)	(1)
Changes in working capital assets and liabilities	540	147	(2)
Adjusted net cash flow (used in) from operating activities	1,388	392	398
Net cash flow (used in) from securities, repos, derivatives	(857)	(509)	(537)
Net cash flows from operating activities	531	(117)	(139)
Net cash flows from investing activities	(37)	(31)	(41)
Net cash flows from financing activities	(95)	359	(28)

Net Cash Flow Used in Operating Activities

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business) increased to R$1,388 million for 2Q20 from R$392 million in 2Q19, and R$398 million in 1Q20 driven by:

•	Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes);

•	Our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures;

•	Increased net cash from changes in working capital derived from our banking activities such as loans operations, other financial liabilities which include customer deposits and financial bills, and structure operations certificates (COEs); and

•	Our income before tax of R$736 million in 2Q20 combined with non-cash expenses consisting primarily of (i) share based plan of R$24 million (ii) depreciation and amortization of R$38 million and (iii) Losses on impairment and write-off of property, equipment and intangible assets of R$29 million. The total amount of adjustments to reconcile income before income taxes for 2Q20 was R$127 million.

Net Cash Flow Used in Investing Activities

Our net cash used in investing activities increased from R$31 million in 2Q19 to R$37 million in 2Q20 and decreased from R$41 million in 1Q20, primarily affected by:

•	increased from R$7 million in 2Q19 to R$23 million in 2Q20 and from R$21 million in 1Q20 to R$ 23 million in 2Q20, mainly regarding the additions in facilities related to the relocation of our principal executive offices to our current address in the city of São Paulo;

•	the investment in intangible assets, mostly IT infrastructure and software, which decreased from R$24 million in 2Q19 to R$13 million in 2Q20 and decreased from R$20 million in 1Q20 to R$13 million in 2Q20.

Net Cash Provided by Financing Activities

Our net cash flows from financing activities decreased from R$359 million in 2Q19 to R$95 million in 2Q20, and increased from R$28 million in 1Q20 to R$95 million in 2Q20, primarily due to:

•	R$66 million related to a partial repurchase of the second series of non-convertible debentures;

•	R$27 million in 2Q20, R$40 million in 2Q19 and R$26 million in 1Q20 related to Payments of borrowings and lease liabilities;

•	R$400 million related to proceeds from issuance of debentures in 2Q19.

Floating Balance and Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net uninvested clients' balances)	2Q20	1Q20
Assets	(1,949)	(1,016)
(-) Securities trading and intermediation	(1,949)	(1,016)
Liabilities	14,851	13,334
(+) Securities trading and intermediation	14,851	13,334
(=) Floating Balance	12,902	12,318

Adjusted Gross Financial Assets (=cash and equivalents, net of floating)	2Q20	1Q20
Assets	55,007	54,937
(+) Cash	346	250
(+) Securities - Fair value through profit or loss	26,453	25,092
(+) Securities - Fair value through other comprehensive income	5,252	4,896
(+) Securities - Evaluated at amortized cost	1,226	1,268
(+) Derivative financial instruments	15,589	8,515
(+) Securities purchased under agreements to resell	6,142	14,917
Liabilities	(32,789)	(34,514)
(-) Securities loaned	(473)	(721)
(-) Derivative financial instruments	(15,005)	(7,526)
(-) Securities sold under repurchase agreements	(10,118)	(21,111)
(-) Private Pension Liabilities	(7,194)	(5,155)
(-) Floating Balance	(12,902)	(12,318)
(=) Adjusted Gross Financial Assets	9,316	8,106

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is in fact available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities purchased under agreements to resell), less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), and (3) less Floating Balance.

It is a measure that we track internally on a daily basis, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).

Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub line items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its second quarter 2020 financial results on Tuesday, August 11, 2020 at 5:00pm ET (6:00pm BRT). To participate in the earnings webcast please subscribe at: 2Q20 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Team

Carlos Lazar

André Martins

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended December 31, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	2Q20	2Q19	YoY	1Q20	QoQ
Managerial Income Statement

Total Gross Revenue	2,041	1,236	65%	1,856	10%
Retail	1,475	871	69%	1,254	18%
Institutional	333	177	88%	331	1%
Issuer Services	65	87	-25%	132	-51%
Digital Content	46	32	42%	27	70%
Other	123	69	79%	113	9%
Net Revenue	1,921	1,147	68%	1,735	11%
COGS	(579)	(366)	58%	(579)	0%
As a % of Net Revenue	(30.2%)	(31.9%)	1.8 p.p	(33.4%)	3.2 p.p
Gross Profit	1,342	780	72%	1,156	16%
Gross Margin	69.8%	68.1%	1.8 p.p	66.6%	3.2 p.p
SG&A	(638)	(422)	51%	(561)	14%
Share Based Compensation	(41)	—	n.a.	(28)	43%
EBITDA	663	358	85%	567	17%
EBITDA Margin	34.5%	31.2%	3.3 p.p	32.7%	1.8 p.p
D&A	(38)	(24)	60%	(32)	21%
EBIT	625	334	87%	536	17%
Interest expense on debt	(16)	(23)	-31%	(19)	-17%
EBT	610	312	96%	517	18%
Income tax expense	(69)	(84)	-17%	(119)	-42%
Effective Tax Rate	(11.4%)	(26.8%)	15.4 p.p	(23.0%)	11.7 p.p
Net Income	540	228	137%	398	36%
Net Margin	28.1%	19.9%	8.2 p.p	22.9%	5.2 p.p
Non-Recurring Items	24	—	n.a.	17	43%
Adjusted Net Income	565	228	148%	415	36%
Adjusted Net Margin	29.4%	19.9%	9.5 p.p	23.9%	5.5 p.p

Accounting Income Statement (in R$ mn)

	2Q20	2Q19	YoY
Accounting Income Statement

Net revenue from services rendered	1,064	798	33%
Brokerage commission	543	298	82%
Securities placement	186	205	-9%
Management fees	280	244	15%
Insurance brokerage fee	27	23	17%
Educational services	44	29	56%
Other services	85	84	2%
Taxes and contributions on services	(102)	(84)	22%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(93)	112	-184%
Net income from financial instruments at fair value through profit or loss	951	237	301%
Total revenue and income	1,921	1,147	68%
Operating costs	(579)	(366)	58%
Selling expenses	(28)	(28)	-1%
Administrative expenses	(690)	(444)	55%
Other operating revenues (expenses), net	1	26	-96%
Interest expense on debt	(16)	(23)	-31%
Income before income tax	609	312	96%
Income tax expense	(69)	(84)	-17%
Effective tax rate	(11.4%)	(26.8%)	15.4 p.p
Net income for the period	540	228	137%

Balance Sheet (in R$ mn)

2Q20	1Q20

Assets

Cash	346	250
Financial assets	57,381	56,217
Fair value through profit or loss	42,042	33,607
Securities	26,453	25,092
Derivative financial instruments	15,589	8,515

Fair value through other comprehensive income	5,252	4,896
Securities	5,252	4,896
Evaluated at amortized cost	10,087	17,714
Securities	1,226	1,268
Securities purchased under agreements to resell	6,142	14,917
Securities trading and intermediation	1,949	1,016
Accounts receivable	346	425
Loan Operations	377	64
Other financial assets	47	25
Other assets	712	603
Recoverable taxes	225	227
Rights-of-use assets	245	236
Prepaid expenses	167	105
Other	75	35
Deferred tax assets	401	262
Property and equipment	131	155
Intangible assets	567	560
Total Assets	59,537	58,046

2Q20	1Q20
Liabilities
Financial liabilities	43,013	44,628
Fair value through profit or loss	15,478	8,247
Securities	473	721
Derivative financial instruments	15,005	7,526
Evaluated at amortized cost	27,536	36,381
Securities sold under repurchase agreements	10,118	21,111
Securities trading and intermediation	14,851	13,334
Borrowings and lease liabilities	640	644

Debentures	777	844
Accounts payables	325	265
Structured operations certificates	639	150
Other financial liabilities	187	31
Other liabilities	8,379	5,811
Social and statutory obligations	583	275
Taxes and social security obligations	395	170
Private pension liabilities	7,194	5,155
Provisions and contingent liabilities	15	15
Other	192	196
Deferred tax liabilities	—	—
Total Liabilities	51,392	50,439
Equity attributable to owners of the Parent company	8,143	7,605
Issued capital	0	0
Capital reserve	6,990	6,967
Other comprehensive income	218	241
Retained earnings	935	397
Non-controlling interest	2	2
Total equity	8,145	7,607
Total liabilities and equity	59,537	58,046

Adjusted Net Income (in R$ mn)

	2Q20	2Q19	YoY	1Q20	QoQ
Net Income	540	228	137%	398	36%
(+) Share Based Compensation	41	-	n.a.	28	42%
(+/-) Taxes	(16)	-	n.a.	(11)	43%
Adj. Net Income	565	228	148%	415	36%

Adjusted EBITDA (in R$ mn)

	2Q20	2Q19	YoY	1Q20	QoQ
Net Income	540	228	137%	398	36%
(+) Income Tax	69	84	-17%	119	-42%
(+) Depreciation and Amortization	38	24	60%	32	21%
(+) Interest Expense on Debt	16	23	-31%	19	-17%
(-) Interest Revenue on Adjusted Gross Financial Assets	(62)	(36)	72%	(72)	-15%
Adjusted EBITDA	601	322	87%	495	22%